11020264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc.

OFFICIAL USE ONLY
010111
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3120 Breckinridge Blvd.
(No. and Street)

Duluth, Ga 30099
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Barnhill 770-564-6251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E., Suite 2000 Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jimmie Barnhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public My commission expires Feb 1, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	38,737,681
Restricted cash		303,405
Securities owned, at fair value		22,766,959
Distribution costs receivable		17,466,200
Due from mutual funds		8,829,990
Accounts receivable from respresentatives		1,525,160
Receivables from affiliates		3,573,646
Contract buyout, less accumulated amortization of $13,336,652		7,313,649
Accrued interest income		294,627
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,039,451		285,102
Tax indemnification asset		4,846,192
Other assets		608,219
Total assets	$	106,550,830

Liabilities and Stockholder's Equity

Unpresented checks	$	1,328,399
Commissions payable to representatives		6,794,193
Payables to affiliates		2,469,829
Income taxes payable		14,467,093
Deferred income taxes		1,934,094
Accounts payable and accrued expenses		13,127,333
Other liabilities		102,926
Commitments and contingent liabilities		
Total liabilities		40,223,867
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 25,500 shares		2,550
Additional paid-in capital		41,418,944
Retained earnings		24,905,469
Total stockholder's equity		66,326,963
Total liabilities and stockholder's equity	$	106,550,830

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Description of Business

Since April 1, 2010, PFS Investments Inc. (the Company) has been a wholly owned subsidiary of Primerica Finance Corporation, a wholly owned subsidiary of Primerica, Inc. (the Parent). Prior to April 2010, the Company was a wholly owned subsidiary of Primerica Finance Corporation, a wholly owned indirect subsidiary of Citigroup Inc. (Citi). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended (the Exchange Act), and is an introducing broker-dealer, under the laws governed by the Financial Industry Regulatory Authority (FINRA). The Company has selling agreements with 35 mutual fund families to distribute their products in the United States. Under these selling agreements, the Company receives dealer reallowances and 12b-1 trailer fees, and in turn, pays commissions on these fees to approximately 17,300 registered representatives.

The Company has been approved by the Internal Revenue Service under applicable tax code provisions to act as a nominee custodian solely for Federal income tax purposes for certain funds managed by Legg Mason, Inc., Invesco Distributors, Inc. (formerly Van Kampen Investment Company and AIM Fund Services, Inc.), and Pioneer Funds Distributor, Inc. The Company receives annual custodial fees in this capacity.

Basis of Presentation

We prepare our statement of financial condition in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statements. Current market conditions increase the risk and complexity of the judgments in these estimates.

Securities Owned

Securities owned are classified as trading securities and primarily consist of bonds which are carried at fair value. Changes in fair value of trading securities are included in net investment income in the period in which the change occurs.

Investment transactions are recorded on a trade-date basis. We use the specific-identification method to determine realized gains or losses from securities transactions.

Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2010 include commercial paper and U.S. Treasury bills totaling approximately $37.8 million.

Accounts Receivable from Representatives

The Company advances commissions to individual agents on certain sales. Such advances are reduced as the related commissions are earned. Accounts receivable from representatives are amounts due from agents for the advances, as well as licensing and commission reversals. Losses from such receivables are indemnified by other agents.

Contract Buyout

In July 1995, the Company paid a $20.7 million lump sum contract termination fee to Management Financial Services, Inc. The amortization of this contract buyout is calculated on a straight-line basis over 24 years, which represents the life of the noncompete agreement. The Company periodically reviews this asset for impairment based on an undiscounted cash flow analysis. (See note 6 for additional information.)

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby, tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, distribution costs receivable, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, commissions payable, and accounts payable and accrued expenses are reflected in the statement of financial condition at historical cost, which management believes approximates fair value because of the short-term nature of these instruments. Securities owned represent various investments in corporate fixed maturity and mortgage-backed securities, which are carried at fair value. (See note 2 for additional information).

Distribution Costs Receivable

Distribution costs receivable represent commissions paid to agents for sales of Class B mutual fund shares managed by Legg Mason Investor Services, LLC. Distribution costs receivable are recovered over 96 months through various fees charged to the mutual fund shareholders. The Company periodically reviews this asset for impairment based on an undiscounted cash flow analysis.

New Accounting Pronouncements

During 2010, various accounting standard setting bodies, including the FASB, have been actively issuing updated and new guidance. Recent accounting guidance was not applicable, was immaterial to the Company's statement of financial condition, or did not have an impact on our business.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2010 were as follows:

	Fair value	Carrying amount
Corporate fixed-maturity securities	$ 22,372,663	$ 22,372,663
Mortgage-backed securities	394,296	394,296
Total securities owned	$ 22,766,959	$ 22,766,959

All of our mortgage-backed securities represent variable interests in variable interest entities (VIEs). We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly

impact the entities' economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the securities.

The Company values the investment portfolio according to the hierarchy of valuation techniques as prescribed by GAAP. When quoted market prices are available, the Company uses these values to determine the fair value of securities owned. Any holdings for which quoted market prices are available are classified in Level 1 of the fair-value hierarchy. If quoted market prices are not available, the Company generally determines fair value utilizing internal valuation techniques. Fair values from internal valuation techniques are verified, where possible, against prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar instruments where no price is observable. If available, the Company may also use quoted prices for recent trading activity of assets with similar characteristics to the instrument being valued. The securities valued using these techniques and sources are classified in Level 2 of the fair-value hierarchy. All of the fixed-maturity and mortgage-backed securities were classified in Level 2.

(3) Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2010 are presented below:

Deferred tax assets:		
State income taxes	$	1,526,372
Accrued expenses		4,768,191
Intangible assets		428,562
Other		88,498
Total deferred tax assets		6,811,623
Deferred tax liabilities:		
Distribution costs		(6,113,170)
Intangible assets		(2,559,777)
Other		(72,770)
Total deferred tax liabilities		(8,745,717)
Net deferred tax liability	$	(1,934,094)

There was no deferred tax asset valuation allowance at December 31, 2010. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

During 2010, the Company was a party to a corporate reorganization that allowed Parent and its direct and indirect U.S. subsidiaries to make elections pursuant to Section 338(h)(10) of the Internal Revenue Code. The effective date of the elections was April 1, 2010, which resulted in a reduction to the Company's stockholders' equity of approximately $1.2 million.

Prior to April 2010, the Company's federal income tax return was included in Citi's consolidated U.S. federal income tax return. In anticipation of the corporate reorganization and ultimate separation from Citi, the Company was required to prepay its estimated income tax liabilities. These payments exceeded the Company's actual tax liability.

As a result, we recorded the overpayment as a return of capital, resulting in a reduction of tax assets and a corresponding reduction of the Company's stockholders' equity of approximately $1.2 million.

The total amount of unrecognized tax benefits at December 31, 2010 that, if recognized, would affect the Company's effective tax rate was approximately $2.3 million.

The Company is a party to a tax separation agreement that includes a tax indemnifcation agreement which was negotiated and executed as part of the separation from Citi. The indemnification requires Citi to cover income tax liabilities and associated interest incurred by the Company for any consolidated, combined, or unitary returns for periods that end on or prior to the separation. As of December 31, 2010, the Company has a Citi tax indemnification asset of approximately $4.8 million. Any consolidated, combined, or unitary tax liabilities not covered by the tax indemnification agreement are payable to the Parent. As of December 31, 2010, income taxes of approximately $5.3 million are payable to Parent.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the Internal Revenue Service for the years ended December 31, 2006 and thereafter for Federal tax purposes.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Requirement for Brokers or Dealers, as mandated by Rule 15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. At December 31, 2010, the Company had net capital of approximately $18.8 million, which was approximately $16.1 million in excess of its required net capital of approximately $2.7 million. The Company's aggregate indebtedness to net capital ratio was 2.13-to-1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2010, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

The Company purchases computer services, programming services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company (PLIC). The Company owed PLIC approximately $1.0 million for these services as of December 31, 2010. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of Primerica Financial Services, Inc. (PFS), an affiliate, relating to commission income and pays all related expenses for sales of variable annuities, thereby remitting the net amount to PFS. The Company owed PFS approximately $1.7 million under this arrangement at December 31, 2010. This amount is included in payables to affiliates in the accompanying statement of financial condition. The company receives a management fee relating to certain shared general and administrative expenses allocated to PFS. PFS owed the Company approximately $620,000 for management fees at December 31, 2010. This amount is included as a reduction to payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives and disburses cash on behalf of Primerica Shareholder Services, Inc. (PSS). The Company owed PSS approximately $385,000 at December 31, 2010 under this arrangement. The Company receives a management fee relating to certain shared general and administrative expenses allocated to PSS. PSS owed the Company approximately $3.9 million for these services as of December 31, 2010. The net receivable from PSS of approximately $3.5 million is included in receivables from affiliates in the accompanying statement of financial condition.

The Company purchases a portion of its fidelity bond coverage from affiliates. The current coverage is effective from March 31, 2010, to March 31, 2011.

(7) Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

In February 2009, a claimant served the Company with a Statement of Claim in FINRA arbitration alleging that a Company registered representative's recommendation to claimant's father caused him to surrender a life insurance policy and transfer a variable annuity. The claimant's father subsequently died, and the claimant sought to recover the value of the surrendered death benefits and other damages under various theories of liability, including suitability. After a final hearing, which began in September 2010, the arbitration panel issued an immaterial award to the claimant in January 2011.

In April 2010, the Company was served with a Statement of Claim in FINRA arbitration in which the claimants allege that a Company registered representative fraudulently induced the claimants to purchase condominiums from a company managed by the registered representative's wife and that the Company failed to adequately supervise the registered representative. The claimants seek to recover from the Company and the registered representative, who is no longer affiliated with the Company, their down payments on the condominiums and the profits they claim were made by the registered representative and his wife on the property sales. The matter is scheduled for final hearing in April 2011. The outcome of this matter is not expected to have a material effect on the Company's financial position.

(8) Restricted Cash

To more efficiently serve its customers, the Company holds customer checks that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer checks up to 72 hours and places an amount equal to 105% of the amount of the customers' checks held into a separate bank account for the exclusive benefit of customers. At December 31, 2010, the total amount of cash held in this separate account was approximately $303,400 and is reported as restricted cash in the accompanying statement of financial condition.

(9) Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's statement of financial condition.

Distribution costs receivable are exposed to market risk. Due to the risks associated with distribution costs receivable, it is at least reasonably possible that changes in the market will occur in the near term and such changes could materially affect the amounts reported in the Company's statement of financial condition.

(10) Subsequent Events

The Company has evaluated subsequent events through February 28, 2011, the issuance date of the financial statements and has not identified any subsequent events, other than those disclosed herein.

(11) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate, and therefore, are not included in the accompanying financial statements of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

		Form X-17A-5 Part II	Variable annuity adjustments	Amortization of distribution costs receivable	Accompanying financial statements
Total ownership equity (including adjustments)	$	471,725,103	(405,398,140)	—	66,326,963
Nonallowable assets		(449,761,588)	405,018,709	—	(44,742,879)
Other deductions		(850,000)	—	—	(850,000)
Haircuts on securities		(1,937,870)	(759)	—	(1,938,629)
Net capital	$	19,175,645	(380,190)	—	18,795,455

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the financial statements of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in

KPMG

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 28, 2011

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 28, 2011